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                            PRESS RELEASE                              EXHIBIT 2

BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
NATIONSBANK OF TEXAS, N.A., TRUSTEE
NATIONSBANK PLAZA
901 MAIN STREET, 17TH FLOOR
DALLAS, TEXAS  75202


DALLAS, TEXAS, FEBRUARY 19, 1998 --

     Burlington Resources Coal Seam Gas Royalty Trust (the "Trust") announced today that it has filed with the Securities and Exchange Commission a Schedule 14D-9 (the "Trust's Response Filing") in response to the commencement on February 13, 1998 of a tender offer by Devon Acquisition Corporation (the "Offer") for 8,800,000 units of beneficial interest of the Trust (the "Units"). In the Trust's Response Filing, the Trustee of the Trust stated that it is unable, within the terms of its fiduciary duties and responsibilities under the Trust Agreement governing the Trust, to take a position with respect to the Offer. The reasons the Trustee is unable to take a position with respect to the Offer include that the Trustee has no power or authority under the Trust Agreement to engage in an activity such as making a recommendation on, or any other comment with respect to, the value of outstanding Units.

     The Trust Agreement directs the Trustee to select a firm of independent petroleum engineers to prepare a reserve report as of December 31 of each year, in accordance with criteria established by the Securities and Exchange Commission, showing estimated proved gas reserves attributable as of December 31 of such year to the Royalty Interests owned by the Trust. The Trustee believes, based on discussions with the independent petroleum engineers, that the engineers' work will not be completed and the reserve report as of December 31, 1997 will not be issued before about March 1, 1998. There can be no assurance that there will not be delays in the issuance of the reserve report. The Trustee plans to make the information contained in the reserve report publicly available as soon as the Trustee receives it.

     The Trust is a Delaware business trust formed pursuant to the Trust Agreement of Burlington Resources Coal Seam Gas Royalty Trust (the "Trust Agreement") entered into effective as of May 1, 1993 by and among Meridian Oil Production Inc. ("MOPI"), as trustor, Burlington Resources Inc., the parent of MOPI, and NationsBank of Texas, N.A. (the "Trustee") and Mellon Bank (DE) National Association, as trustees. The Trust was formed to acquire and hold certain net profits interests in MOPI's interest in the Fruitland coal formation underlying the Northeast Blanco Unit in the San Juan Basin of New Mexico.

     The Units of the Trust are listed and traded on the New York Stock Exchange under the symbol "BRU".

Contact:

     Ron E. Hooper
     NationsBank of Texas, N.A., Trustee
     (800) 365-6547